UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

“This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).”

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON SEPTEMBER 22, 2011

DATE, TIME, AND PLACE:

September 22, 2011, at 12:00 p.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Celso Clemente Giacometti – Vice-Chairman of the Board of Directors; and Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli – Directors. Messrs. José Manuel Tejón Borrajo and José Antonio Alvarez Alvarez - Directors were absent due to justified reasons.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I, of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Elect Mrs. Mara Regina Lima Alves Garcia to the position of Director without specific designation of the Company.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.  Afterwards, proceeding to the item of the Agenda, the Company´s Board of Directors, unanimously, resolved to:

(a)        Elected, pursuant to the article 17, item III, of the Company’s Bylaws and favorable recommendation of the Nomination and Remuneration Committee, Mrs. Mara Regina Lima Alves Garcia, Brazilian citizen, single, lawyer, bearer of RG # M3199598 SSP/MG, registered with the CPF/MF  under # 118.391.298-67, to the position of Director without specific designation of the Company, with term until the first meeting of the Board of Directors held after the Ordinary General Meeting of 2013. The Director elected herein hereby represent that is not involved in any crime provided for by law which may prevent them from doing business, particularly those mentioned in article 147 of Corporation Law, meet the requirement set forth by Resolution 3041, dated 11.28.2002, of the Brazilian National Monetary Council, and shall be invested in the offices only after the homologation of the election by the Brazilian Central Bank

[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, September 22, 2011. Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Celso Clemente Giacometti, Vice-Chairman of the Board of Directors; and Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors. Mr. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

______________________________________

Marco Antonio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 22, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer